082-02062

06016588

SUPPL

STINA RESOURCES LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

June 30, 2006 and 2005

Unaudited

Notice to Reader:

The attached financial statements have been prepared by the Management of Stina Resources Ltd. and have not been reviewed by the auditors of Stina Resources Ltd.

STINA RESOURCES LTD.
INTERIM CONSOLIDATED BALANCE SHEETS
JUNE 30, 2006 AND SEPTEMBER 30, 2005
(Unaudited)

ASSETS

	June 30 2006	September 30, 2005
CURRENT ASSETS		
Cash and equivalents	$ 4,447	$ 333,118
Accounts receivable	28,096	15,219
Inventories (Note 3)	12,436	15,061
	44,979	363,398
DUE FROM RELATED PARTIES (Note 8)	3,378	3,378
EQUIPMENT (Note 4)	610	718
MINERAL PROPERTY INTERESTS (Note 5)	495,604	256,019
	$ 544,571	$ 623,513

LIABILITIES

	June 30 2006	September 30, 2005
CURRENT LIABILITIES		
Accounts payable	$ 56,726	$ 43,337
Due to related parties (Note 8)	13,382	13,382
	70,108	56,719
SHARE SUBSCRIPTION	52,000	-
	122,108	56,719

SHAREHOLDERS' EQUITY

	June 30 2006	September 30, 2005
SHARE CAPITAL (Note 6)	3,318,904	3,318,904
CONTRIBUTED SURPLUS (Note 6)	215,188	215,188
DEFICIT	(3,111,629)	(2,967,298)
	422,463	566,794
	$ 544,571	$ 623,513

Approved on behalf of the Board

Edward Gresko, Director

Sidney Mann, Director

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
(Unaudited)

	Three months ended June 30, 2006	Nine months ended June 30, 2006	Three months ended June 30, 2005	Nine months ended June 30, 2005
SALES	$ 22,640	$ 56,631	$ 30,657	$ 77,470
COST OF GOODS SOLD (Schedule 1)	6,215	16,205	7,891	20,387
GROSS PROFIT	16,425	40,426	22,766	57,083
EXPENSES				
Northern Sea's Expenses **(Schedule 2)**	18,531	66,483	23,770	56,078
Administration Expenses **(Schedule 3)**	16,263	120,290	259,349	338,838
	34,794	186,773	283,119	394,916
OTHER ITEM				
Interest income	197	2,016	-	-
NET LOSS FOR THE PERIOD	$ (18,172)	$ (144,331)	$ (260,353)	$ (337,833)
DEFICIT, at beginning of period	3,093,457	2,967,298	2,635,620	2,558,140
DEFICIT, at end of period	$ 3,111,629	$ 3,111,629	$ 2,895,973	$ 2,895,973
LOSS PER SHARE	$ (0.002)	$ (0.014)	$ (0.028)	$ (0.036)
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING	10,399,967	10,399,967	9,302,726	9,363,154

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
(Unaudited)

	Three months ended June 30, 2006	Nine months ended June 30, 2006	Three months ended June 30, 2005	Nine months ended June 30, 2005
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net loss	$ (18,172)	$ (144,331)	$ (260,353)	$ (337,833)
Add non-cash items:				
Amortization	36	108	45	135
Stock based compensation	-	-	215,188	215,188
	(18,136)	(144,223)	(45,120)	(122,510)
Net changes in other non-cash operating accounts				
Accounts receivable	(2,568)	(12,877)	(3,753)	(9,992)
Inventories	1,820	2,625	(21,059)	(917)
Accounts payable	14,051	13,389	(67)	(21,511)
	(4,833)	(141,086)	(69,999)	(154,930)
INVESTING ACTIVITIES				
Mineral interests	(56,743)	(239,585)	(96,258)	(96,258)
	(56,743)	(239,585)	(96,258)	(96,258)
FINANCING ACTIVITIES				
Issuance of share capital	-	-	230,000	230,000
Share subscription	52,000	52,000	(100,000)	-
Due to(from) related parties	-	-	1,500	1,500
	52,000	52,000	131,500	231,500
INCREASE (DECREASE) IN CASH	(9,576)	(328,671)	(34,757)	19,688
CASH, beginning of period	14,023	333,118	247,839	232,770
CASH, end of period	$ 4,447	$ 4,447	$ 213,082	$ 213,082
Cash and Equivalents is comprised of:				
Bank	4,447	4,447	88,082	88,082
Guaranteed Investment Certificates	-	-	125,000	125,000
	$ 4,447	$ 4,447	$ 213,082	$ 213,082

Schedule 1

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF COST OF GOODS SOLD
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
(Unaudited)

	Three months ended June 30, 2006	Nine months ended June 30, 2006	Three months ended June 30, 2005	Nine months ended June 30, 2005
OPENING INVENTORY	$ 14,256	$ 15,061	$ 12,790	$ 11,940
ADD:				
Purchases	-	876	-	1,512
Packaging and testing	4,249	12,318	7,958	19,377
Duty, freight and brokerage	146	386	-	415
	4,395	13,580	7,958	21,304
	18,651	28,641	20,748	33,244
LESS ENDING INVENTORY	(12,436)	(12,436)	(12,857)	(12,857)
COSTS OF GOODS SOLD	$ 6,215	$ 16,205	$ 7,891	$ 20,387

Schedule 2

STINA RESOURCES LTD.
INTERIM CONSOLIDATED SCHEDULE OF OPERATIONS
NORTHERN SEA'S DIVISION
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
(Unaudited)

	Three months ended June 30, 2006	Nine months ended June 30, 2006	Three months ended June 30, 2005	Nine months ended June 30, 2005
SALES	$ 22,640	$ 56,631	$ 30,657	$ 77,470
COST OF SALES	6,215	16,205	7,891	20,387
	16,425	40,426	22,766	57,083
ADMINISTRATIVE EXPENSES				
Accounting	$ 49	$ 255	$ 137	$ 386
Advertising and promotion	601	2,307	2,217	3,993
Office	3,584	11,294	3,338	6,155
Product and market development	-	3,533	-	-
Rent	4,311	16,234	8,019	14,162
Shipping and postage	439	2,727	907	4,264
Telephone	1,003	3,561	1,572	4,308
Wages, commissions, and contract services	8,544	26,572	7,580	22,810
	$ (18,531)	$ (66,483)	$ (23,770)	$ (56,078)
OPERATING PROFIT (LOSS)	$ (2,106)	$ (26,057)	$ (1,004)	$ 1,005

Schedule 3

STINA RESOURCES LTD.
INTERIM CONSOLIDATED STATEMENT OF ADMINISTRATIVE EXPENSES
THREE AND NINE MONTH PERIODS ENDED JUNE 30, 2006 AND 2005
(Unaudited)

	Three months ended June 30, 2006	Nine months ended June 30, 2006	Three months ended June 30, 2005	Nine months ended June 30, 2005
Accounting, audit and legal	$ 935	$ 27,057	$ 8,494	$ 36,191
Amortization	36	108	45	135
Bank charges and interest	330	988	(26)	(95)
Consulting	12,000	40,275	30,748	57,748
Office and sundry	193	2,843	639	4,224
Regulatory fees and shareholder info	1,237	40,212	1,100	16,900
Rent	2,880	2,880	-	-
Printing	-	581	-	-
Transfer agent	734	4,866	1,768	5,297
Travel and promotion	-	-	1,398	3,228
Stock based compensation	-	-	215,188	215,188
Loss (Gain) on exchange	(2,082)	480	(5)	22
	$ 16,263	$ 120,290	$ 259,349	$ 338,838

1. BASIS OF PRESENTATION

These unaudited Interim Financial Statements have been prepared by management in accordance with generally accepted accounting principles.

The disclosures in these Interim Financial Statements do not conform in all respects to the requirements of generally accepted accounting principles for annual financial statements. These interim financial statements should be read in conjunction with the most recent annual financial statements and notes included in the Company's annual report for the year ended September 30, 2005.

2. NATURE OF OPERATIONS

The Company has changed its primary operation to mineral exploration and development. The Company is also engaged in the health food and supplement products industry.

The Company has experienced continued operating losses and has an operating deficit since inception totalling $3,111,629 and a current working capital deficiency of $25,129. These statements have been prepared on the going concern assumption, which contemplates that the Company will be able to realized the carrying value of its assets and discharge its liabilities in the normal course of business.

3. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These interim financial statement include the accounts and operations of the Company's wholly-owned subsidiary, Northern Seas Products Ltd. All intercompany balances and transfers have been eliminated upon consolidation.

b) *Amortization and tangible capital property*

Tangible capital property is recorded at costs. Amortization is provided at the following annual rates:

Office equipment	20% Declining balance
Laboratory equipment	20% Declining balance

c) Mineral property interests

Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties to which they relate are advanced to the development stage, placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Management evaluated the carrying value of each mineral interest for impairment on a reporting period basis, or as events and changes in circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows, and availability of funding as to whether carrying value has been impaired.

3. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

c) Mineral property interests (cont'd)

When future cash flows are not reasonably determinable, mineral interests are evaluated for impairment based on management's intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Costs incurred for acquisition, including option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned, or where management has determined that an impairment in value has occurred. For mineral property interests under option, the Company records only the costs incurred or committed in respect of work programs or amounts due in the reporting period for payment requirements necessary to maintain the options in good standing.

Proceeds of dispositions of partial mineral interest on properties are credited as a reduction of carrying costs. No profit is realized until all the related costs have been offset by disposition proceeds. If a property is placed into commercial production, accumulated costs to production will be amortized based on units of production.

d) Inventories

Inventories of raw materials and product for resale are recorded on a first in first out basis at the lower of cost and net realizable value.

e) Foreign exchange

Balance sheet items denominated in U.S. dollars are translated into Canadian dollars at exchange rates prevailing at the balance sheet date for monetary items and at exchange rates in effect at the transaction date for non-monetary items. Income statement items are translated at actual rates or average rates prevailing during the year.

Realized gains and losses from foreign currency transactions are charged to income in the period in which they occur.

f) Administrative expenditures

Administrative expenditures are expensed in the year incurred.

g) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, useful lives for depreciation and amortization and inventory costing. Financial results as determined by actual events could differ from those estimates.

3. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

h) Risk management

Credit and foreign currency risks are managed by policies developed by management. The Company is not currently exposed to significant risks of holding foreign currencies or credit concentration in trade receivables.

The Company is engaged in the mineral exploration field and manages related industry risk issued directly. The Company is at risk for environmental issues consistent with the mineral exploration and extraction industry and for fluctuations in commodity pricing.

i) Market development business opportunity costs

Costs incurred to investigate new market opportunities are expensed as period costs when incurred.

j) Stock based compensation

The Company follows the accounting guidelines of the Canadian Institute of Chartered Accountants (CICA) Handbook section 3870, Stock-based Compensation and Other Stock-Based Payments.

Under the guidelines, all new or repriced stock-based awards are measured and recognized using the fair-value method. The standard also encourages the use of the fair-value method for all direct awards of stock, stock appreciation rights, and awards that call for settlement in cash or other assets.

k) Revenue recognition

Revenue from product sales is recorded upon product shipment and when collection is reasonably assured.

l) Basic and diluted loss per share

The Company adopted the accounting guidelines of the Canadian Institute of Chartered Accountants Handbook section 3500, in calculating earnings (loss) per share.

The standard requires the use of the treasury stock method for computing diluted earnings (loss) per share, which assumes that any proceeds obtained upon exercise of options or warrants, would be used to purchase common shares at average market price during the period. Loss per share is calculated using the weighted average number of shares outstanding during the year.

Diluted loss per share has not been presented as the effect of all stock options and warrants outstanding at year end is anti-dilutive.

3. SIGNIFICANT ACCOUNTING POLICIES – CONT'D

m) Financial Instruments

The Company's financial instruments consist of cash and equivalents, accounts receivable, and accounts payable. The fair value of these instruments approximates their carrying value due to their short-term maturity.

Management is not able to assess the fair value of financial instruments due to and from related parties as comparable arms length risk profiles, security, and repayment terms are not available.

Net smelter royalties and similar future entitlements or commitments are not considered to have measurable value until such time as the mineral interests to which they relate have reached the development or mining feasibility state.

n) Asset retirement obligations

The Company follows CICA Handbook section 3110, relating to the recognition and disclosure of asset retirement obligations and associated asset retirement costs. Management has reviewed the anticipated obligations and retirement costs of long-lived assets for known obligations under contract, common practice, or laws and regulations in effect or anticipated and has determined that no material quantifiable obligations are required to be reported.

o) Long-lived assets

The carrying values of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value determinations are based on management's estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting basis using fair value determinations by management's estimate of recoverable value.

3. INVENTORIES

	June 30 2006	September 30 2005
Inventories consist of:		
Raw materials	2,873	3,387
Finished goods	9,563	11,674
	12,436	15,061

4. TANGIBLE CAPITAL ASSETS

	June 30 2006			September 30 2005
	Cost	Accumulated Amortization	Net	Net
Office equipment	3,179	2,883	296	349
Laboratory equipment	4,270	3,956	314	369
	7,449	6,839	610	718

5. MINERAL PROPERTY INTERESTS

On April 25, 2005, Company entered into a property option agreement with Vanadium International Co. ("Vanadium") to purchase up to a 50% undivided interest in 19 mining claims (the Bisoni McKay Vanadium Property) covering 392 acres, located in Nye County, Nevada, USA. The optioned claims are subject to a 2.5% Net Smelter Royalty (NSR) payable to the vendor.

To earn its interest, the Company is to make a series of cash payments totaling $250,000, issue 1,250,000 shares to Vanadium, and fund $700,000 of exploration activities, as follows:

Due	Cash payment		Common shares	Exploration Work
Regulatory approval – June 3, 2005	$ 60,000	(paid)	-	-
Within one year of approval	-		-	$ 150,000
Within two years of approval	$ 90,000		625,000	$ 200,000
Within three years of approval	$ 100,000		625,000	$ 350,000
	$ 250,000		1,250,000	$ 700,000

The Company also has the right to acquire the remaining 50% interest, subject to a 2.5% NSR, within five years by paying US $2,000,000.

The Company staked an additional 18 claims in the area which are contiguous with the existing claims.

5. MINERAL PROPERTY INTERESTS – CONT'D

Summary of mineral property expenditures:

Acquisition costs, opening	86,362
Staking costs	17,479
Acquisition costs, balance end of period	103,841
Exploration costs, opening	169,657
Drilling	61,465
Geological consulting	96,843
Assaying , transportation, and field supplies	21,035
Metallurgical testing	22,278
Storage	5,220
Permits and bonds	15,265
Exploration costs, balance end of period	391,763
	495,604

6. SHARE CAPITAL

a) Share Capital is comprised of:

Authorized
100,000,000 common shares without par value

Issued

		Shares	Amount
Balance, September 30, 2004		9,249,967	$ 2,760,904
Issued during 2005:			
Warrants exercised		500,000	80,000
Shares	i)	300,000	150,000
Share units	ii)	350,000	350,000
Share issue costs	ii)	-	(22,000)
Balance, September 30, 2005 and June 30, 2006		10,399,967	$ 3,318,904

i) On June 7, 2005, the Company completed a non-brokered private placement of 300,000 shares at price of $0.50 per share.

ii) On August 9, 2005, the Company completed a non-brokered private placement of 350,000 share units at $1.00 per unit. Each share unit consists of one common share and one half share purchase warrant entitling the holder to acquire one additional common share at $1.25 per share up to August 9, 2007.

A finders fee of $22,000 was paid in conjunction with this private placement.

6. SHARE CAPITAL – CONT'D

b) Shares in escrow

750,000 shares (2005- 750,000) are held in escrow subject to release only upon consent of regulatory authorities.

c) Share purchase warrants

Number	Exercise Price	Expiry date
1,200,000	0.26	August 11, 2006
175,000	1.25	August 9, 2007
1,375,000		

d) Stock options and contributed surplus

As at June 30, 2006, a total of 924,994 employee stock options are outstanding at an exercise price of $0.50 per share, exercisable until May 18, 2010.

On May 18, 2005, the Company granted 924,994 stock options to directors, officers, and consultants. The fair value of these stock options has been recorded as stock based compensation expense and contributed surplus of $215,188 in the prior year.

The fair value of the options was estimated using the Black-Scholes option pricing model, under the following assumptions: Risk free interest rate 3.45%, volatility 92%, expected life of 5 years, and a 0% dividend yield.

7. RELATED PARTY TRANSACTIONS

During the period (Oct/05 to June/06), the Company paid premises rent in the amount of $16.234 (2005 - $14,162) to a company with common directors. The rent is payable on a month to month tenancy.

During the period, sales commissions included in wages, commissions and contract services expense totalling $22,500 were paid to a director of the Company (2005 - $20,000) for product sales.

During the period, the Company incurred fees in the amount of $36,000 (2005 - $31,000) to a company owned by an officer of the Company for administrative services.

During the period the Company incurred product marketing fees of $3,534 (2005 – nil) to a company owned by an officer for product marketing services

Related party transactions with commercial substance have been recorded at their dollar exchange amount, which Management has determined approximates fair market value.

8. DUE FROM (TO) RELATED PARTIES

The amount due to a related party is due to a company controlled by a director. The amount due director is non-interest bearing and has no specified terms of repayment.

	June 30 2006	September 30 2005
Due from related parties:		
Company controlled by a director	3,878	3,378
	3,878	3,378
Due to related parties:		
Officer	(1,222)	(1,222)
Company controlled by an officer	(12,160)	(12,160)
	(13,382)	(13,382)

The amounts due to and from related parties are non-interest bearing and have no specified terms of repayment.

9. SUPPLEMENTARY CASH FLOW INFORMATION

There were no interest or income taxes paid and no significant non-cash transactions during the periods ended June 30, 2006 and 2005.

10. SEGMENTED INFORMATION

Operating segments	Mineral Exploration	Health Foods	Corporate and other	Consolidated
Total revenue	-	$ 56,631	$ 2,016	$ 58,647
Segment gross profit	-	40,426	-	40,426
General and administrative expenses	-	66,483	120,290	186,773
Net Profit (Loss)	-	(26,057)	(118,274)	(144,331)
Identifiable assets	$ 495,604	$ 37,883	$ 11,084	$ 544,571

Geographical location	Canada	USA	Total
Customer sales	$ 30,616	$ 26,015	$ 56,631
Identifiable assets	$ 42,314	$ 502,257	$ 544,571

11. COMPARATIVE FIGURES

Certain of the 2005 figures have been reclassifed to conform with current presentation.

12. SUBSEQUENT EVENTS

Subsequent to the end of the period, 1,200,000 share purchase warrants at $0.26 were exercised for total proceeds of $312,000.

STINA RESOURCES LTD.

Form 51-102F1
Management Discussion & Analysis
for the Quarter Ended
June 30, 2006

Ste 13 – 465 King St. East
Toronto, ON M5A 1L6
Tel (416) 368-2271 / Fax: (416) 368-2635

STINA RESOURCES LTD.

REVIEW OF OPERATIONS FOR THE QUARTER ENDED June 30, 2005 AND UP TO THE DATE OF August 28, 2006

THIS REPORT DATED: August 28, 2006
This discussion should be read in conjunction with the Company's annual audited financial statements dated September 30, 2005, and internal financial statements for the quarter ending June 30, 2005, December 31, 2005, and March 31, 2006 which are incorporated by reference to this discussion.

1. NATURE OF BUSINESS:
Mineral Exploration
On June 3 2005 the Company received acceptance from the TSX Venture Exchange for a change of business from solely the alternative natural health food manufacturing and wholesaling business to include Mineral Exploration. The key nature of business for the company now is the exploration of the Bisoni McKay Vanadium Property in Nevada. (see section 3 below). The Company is proceeding with the recommendations of a geological technical report prepared by JAMine in January 2005 and subsequently revised in April 2005, with respect to the further exploration of the property. As of the date of this report, the recommended field work, mapping, and exploration drilling outlined in Phase I of the report has been completed. The Company is awaiting the last drilling results and an update to the technical report by JA Mine.

The Company is also awaiting recommendations by JA Mine with respect to Phase II for further exploration and development of the Bisoni McKay property, which will include metallurgical testing, possible leach testing, further fieldwork, and further diamond core drilling and reverse circulation drilling in select areas. The objective of Phase II is to attempt to determine inferred or indicated reserves of vanadium pentoxide (V2O5), specifically on the north end of the property, where Phase I drilling showed strong grades and substantial drilling width.

The Bisoni McKay Vanadium property is located in north central Nevada, just east of Eureka, in Nye County. The company, after entering into an option agreement with Vanadium International Co on January 27, 2005, holds rights to 19 mineral claims on the property, and an additional 17 claims staked in July, 2005.

Prior exploration, particularly reverse circulation drilling in the 1960's and 1970s was conducted on the property, however the results are too old and incomplete to be considered under Regulations 43-101, for the reporting of mineral reserves. Subsequently, in November 2004, Vanadium International Co. drilled two reverse circulation holes on the property, and completed extensive surface trench sampling.

Assays from the first reverse circulation hole drilled in November 2004 indicated a grade of 0.33% V2O5 (vanadium pentoxide) from 0 to 60 feet, and 0.27% from 235 to 285 feet Drilling was stopped due to weather conditions while still in vanadium)

Assays for vanadium pentoxide (V2O5) from trench sampling were 35 feet of 0.21 per cent over 35 feet for trench 23, 0.24 per cent over 95 feet for trench 24 and 0.18 per cent over 40 feet for trench 25. Also, as previously reported, the company intends to use core drilling to twin Hecla's hole No. BMK18 which averaged 0.47 per cent V2O5 over the full length of 400 feet, and included 90 feet of 0.81 per cent V2O5 from 235 feet to 325 feet.

There has been insufficient exploration at this time to define a mineral resource on the Bisoni McKay property, and it is uncertain as to whether, or not, further exploration will result in the discovery of a mineral resource on the property.

Vanadium pentoxide (V2O5) is normally quoted in United States currency per pound and on May 25, 2006 the quoted price on the London Metals Exchange was $8.20 (U.S.) to $10.00 (U.S.) per pound. A grade of 0.10 per cent V2O5 is equivalent to 2.0 pounds of V2O5 per short ton (2,000 pounds).

About Vanadium

Vanadium's principal use is as an alloying element in steel and the addition of small amounts of vanadium to ordinary carbon steel can significantly increase its strength and improve both its toughness and ductility. Such high-strength low-alloy (HSLA) steels are vital for high rise buildings, bridges, pipelines, aerospace technology, golf clubs and automotive/ truck manufacturing.

Due to the inherent weight-saving qualities, HSLA steels are also much in demand by the space and defense programs. Today, about half of the world's steel manufacturing uses vanadium. Vanadium treated HSLA steels offer significant savings in processing through lower steel rolling temperatures, minimal heat treatment and increased strength-to-weight ratios. Other important uses of vanadium include its use in titanium alloys for high temperature applications such as aircraft turbine components. Vanadium is also being used in large batteries that are being developed as power storage units where power supply is likely to be interrupted or service is deliberately intermittent.

Exploration target and future work on the Bisoni McKay Vanadium Property

The technical report on the Bisoni McKay property, based on the assessment of all available data up to 2004, stated that a reasonable target for future exploration is between four million and six million short tons at 0.19 per cent to 0.39 per cent V2O5 to between 150 feet and 200 feet below surface. This target was based on sampling and drilling over a confirmed strike length of 6,000 feet, a width of 58 feet based on the surface sampling and analytical data from drill intercepts, and a conservative vertical extent. The lower grade in the range is taken from the surface sampling and the upper from Hecla's work.

This target figure was increased to a new target estimate of 16 million to 24 million st with a grade ranging to 0.5% V_2O_5 for the lower tonnage, and 0.2% V_2O_5 for the higher tonnage, extending to ± 600 ft below surface. The potential quantities and grades within the aforestated range are conceptual in nature since there has been insufficient exploration to define a Mineral Resource, as defined within NI 43-101, on the Bisoni McKay Property

See Section 3 and Section 4 below for Current Activities regarding the Bisoni McKay Nevada Vanadium Project, particularly with respect to exploration and drilling.

Natural Health Food Manufacturing and Marketing – Northern Seas Products

The company remains engaged in the alternative natural health food manufacturing and wholesaling business and maintains a product line of natural food supplements marketed in Canada, the United States and internationally under the brand name Northern Seas Products, Sea Horse and Pet Wonder.

The company continues to explore opportunities to develop and market new products in this field based on market trends, ongoing industry research and findings, in addition to various research conducted on natural remedies for arthritic conditions, prostrate problems and other ongoing health problems. Primarily, the company markets on a distributor and wholesale basis to health

stores, health facilities, foreign distributors and manufacturers, pet food stores and zoos. Retail sales are made on a lesser scale, including over the internet. The company also produces educational and promotional literature to aid consumers in their use of the products. The company has sales offices in Toronto, ON, Richmond, BC and Blaine, WA, USA.

The company manufactures under the company division, Northern Seas Manufacturing, both in the U.S. and in Canada. Raw materials incorporated in production are subject to regular inspection and testing for purity and against contamination. In addition, only government-licensed facilities are used. Products include shark cartilage capsules and powders, which also may include saw palmetto, glucosamine and chondroitin sulfate, devil's claw and other natural herbal ingredients as additional additives.

Under the Northern Seas brand name, Super Sea Horse, the company produces and markets natural health products for horses, elephants, and other large animals suffering primarily from arthritic joint problems, although the products also assist in preventative health and providing increased energy.

Northern Seas also produces a similar canine/ feline product called Pet Wonder, which provides the same natural choice for household dogs and cats that Super Sea Horse does for larger performing animals. The product was a natural choice, a derivative of the company's most popular product of similar content for humans suffering from arthritic problems. Since inception, Pet Wonder has opened a whole new marketplace for Northern Seas, and Pet Wonder has become a staple product of the company.

The overall sales of this company division (Northern Seas Products) to date have decreased by 10% comparatively to the same period in 2004 (quarter-end), mainly as a result of a continued decrease in the international sale of raw materials.

The company's liquidity will depend upon its ability to market these products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Two financings were completed during the prior year, raising $315,000 in working capital, and one for $150,000 was completed this current year and allocated towards the Bisoni McKay project.

With respect to a trend of decreasing product sales over the past few years, the company has been exploring other business opportunities. In January 2005 the company announced it had signed an option agreement with a private resource exploration and development company, and had applied to the TSX Venture Exchange for a change of business to pursue this opportunity. (see section 3 - below). If the application and transaction are accepted, the company intends to pursue other profitable opportunities in this industry. The company intends to continue operation of the Northern Seas Products division in the interim, but to review with company directors and officers, the direction and future of Northern Seas Products with respect to its profitability and economic feasibility, including the possibility of a valuation report on the division.

2. OPERATIONS DETAIL AND FINANCIAL CONDITION:

(a) Acquisitions & Dispositions:

(See Exploration, News releases and Material Changes below – section 3)

(b) Selected Financial Information:

This discussion should be read in conjunction with the Company's annual audited financial statements dated September 30, 2005, and internal financial statements for the quarter ending June 30, 2005, December 31, 2005, and March 31, 2006 which are incorporated by reference to this discussion. The company management has discussed the current financial results for the period ending June 30, 2006 with the directors and officers of the company, and amongst themselves respectively.

Summary of Financial Years

The following table sets forth selected audited financial information of Stina Resources Ltd. for the last three completed financial years.

	FISCAL YEARS ENDED		
	September 30, 2005	**September 30, 2004**	**September 30, 2003**
Total Revenue	$ 89,356	$ 102,788	$ 146,279
Gross Profit	$ 62,272	$ 78,890	$ 105,759
Operating Expenses	$ 474,738	$ 167,197	$ 173,674
Net Income (Loss)	$ (409,158)	$ (88,307)	$ (67,915)
Loss Per Share	$ (0.04)	$ (0.01)	$ (0.01)
Total Assets	$ 623,513	$ 265,657	$ 17,678

Summary of Quarterly Results
The following table sets forth selected (unaudited) quarterly financial information for each of the last eight most recently completed quarters:

	QUARTERS ENDED			
	June 30, 2006 ±	**Mar. 31, 2006**	**Dec. 31, 2005**	**Sep, 30, 2005**
Total Revenue	$ 22,640	$ 16,199	$ 17,792	$ 11,886
Gross Profit	$ 16,425	$ 11,451	$ 12,550	$ 5,189
Oper. Expenses	$ 34,794	$ 88,764	$ 63,214	$ 79,822
Gain (Loss)	$ (18,172)	$ (76,674)	$ (49,485)	$ (66,325)
(Loss) Per Share	$ (0.002)	$ (0.007)	$ (0.005)	$ (0.04)
Total Assets	$ 544,571	$ 496,692	$ 554,021	$ 623,513
Total Liabilities ±	$ 122,108	$ 56,057	$ 36,712	$ 56,719
	QUARTERS ENDED			
	June 30, 2005***	**Mar. 31, 2005**	**Dec. 31, 2004**	**Sep. 30, 2004***
Total Revenue	$ 30,657	$ 24,521	$ 22,292	$ 16,322
Gross Profit	$ 22,766	$ 18,364	$ 15,953	$ 12,265
Oper. Expenses	$ 283,119	$ 82,195**	$ 29,602	$ 55,686
Gain (Loss)	$ (260,353)	$ (68,831)	$ (13,649)	$ (43,603)*
(Loss) Per Share	$ (0.028)	$ (0.007)	$ (0.01)	$ (0.01)
Total Assets	$ 343,123	$ 277,847	$ 244,761	$ 265,657
Total Liabilities	$ 33,004	$ 52,563	$ 55,646	$ 62,893

** **The final quarter of the 2004 year** recorded a significantly higher net loss due to Other Items accounted for at year end such as impairment provisions for inventory valuation and cost of goods sold adjustments.*

*** **The quarter ending March 31, 2005** recorded significantly higher Operating Expenditures than any other quarter in the prior eight periods. This is due to costs associated with the review of the Option Agreement with Vanadium International Co.(legal fees, regulatory fees, audit fees in particular) entered into on January 27, 2005 (see below – Mineral Exploration)*

*** ***The third quarter ending June 30, 2005*** recorded a significantly higher Operating Expense and Net Loss due to significantly high expenditures in Stock based compensation (employee options factor) and contributed surplus of funds with respect to exploration costs being classified as assets in Mineral Interest (see note 4 of financial statements)

±***The third quarter ending June 30, 2006*** *Total Liabilities includes $52,000 in* share subscription advance, payment for purchase warrants in transit.

<u>Expenditure Comparison and Variances – Stina Administration Division:</u>
Expenditure Increases: $2,880 in rent over the same quarter ending June 2005, due to re-classification in the period. ***Expenditure Decreases:*** $18,748 in consulting over the same quarter ending June 2005, mainly as a result of the termination of investor relations officer contract; $7,559 in accounting, audit and legal, mainly as a result of extended one-time costs in 2005 with respect to the Company's change of business and initiation of the Bisoni McKay project.

Expenditure Comparison and Variances – Mineral Exploration Division:
During the quarter ending June 30, 2006 Mineral Exploration Division expenditures totaling $56,743 were classified as Mineral Interest in company assets, for a total of $495,604 as of June 30, 2006. This total is comprised of property development expenses during the period April 1/2006 to June 30, 2006 as follows:

Acquisition and Exploration costs, opening		$438,861
Geological consulting	$11,685	
Assaying, transportation, and field supplies	17,560	
Metallurgical Testing	22,278	
Storage	5,220	
Acquisition and Exploration costs, balance end of period		$56,743
Total		$495,604

Total expenditures for the Phase I program were estimated at US $224,000 (approximately CAD $278,000), plus approximately US $30,000 (approximately CAD $37,200) for metallurgical testing. A 9% contingency rate had been established in these budgeted expenditures. As of the date of this report, additional staking expenditures had exceeded budgetary estimates by $2,656, mainly as a result of recently increased annual fees for the filing of the claims; Engineering, reporting and field work expenditures had exceeded budgetary estimates by $63,855, mainly as a result of additional requirements for engineers on-site and the on-site decision to drill additional diamond drill holes; Exploration drilling expenditures had exceeded budgetary estimates by $59,066, mainly as a result of increased drilling rig costs and the on-site decision to drill additional diamond drill holes, mobilization and fuel charges. Permits & Bonds expenditures had exceeded budgetary estimates by $3,583 mainly as a result of the full transfer of bond from Vanadium International to Stina; Assaying Costs have sub ceded budgetary estimates by $15,596, mainly as a result of a discount obtained from ALS Chemex. Total Phase I expenditures were $100,861 (36%) over-budget. This budgetary overrun is primarily as a result of decisions made on-site to drill additional diamond core holes, increased drill rig and mobilization costs, and unforeseen requirements for additional engineers on-site, and additional fieldwork.

A total of $312,000 was injected into the Company as working capital in August 2006, proceeds from the exercisement of 1,200,000 warrants (see section 4 below)

Financing is being planned by the Company for allocation to Phase II. (see Section 4: Subsequent Events – below)

Additionally, a $90,000 payment is due to Vanadium International Co.

Expenditure Comparison and Variances – Northern Seas Division:
Expenditure Decreases: $1,616 in Advertising & Promotion over the quarter ending June 30, 2005, as a result of reduction in promotional activities; $3,708 in rent, mainly as a result of re-classification in the period; $569 in telephone.
Expenditure Increases: $964 in Wages, commissions and contract services over the quarter ending June 2005, mainly as a result in increases in maintenance and upgrade of the company's computer network;

Liquidity and Solvency
During the period ended June 30, 2006 over the same period in 2005 cash resources decreased by $208,635. This was mainly as a result of cash expenditures on the Bisoni McKay project in the fall of 2005.

The Company expects that expenses for Phase II of the Bisoni McKay vanadium project will total Approximately $1.5 million. Additionally, approximately $200,000 could be required during that time for working capital. The Company is currently arranging financing, with funds to be allocated directly to the Bisoni McKay Vanadium project and working capital. Warrants have been excercised for working capital as of the date of this report. *(see Section 4. Subsequent Events below)*

Capital Resources
The company's liquidity will depend upon its ability to market Northern Seas products at the current markup of over 100%, as well as the ability to raise additional financing if a shortfall occurs. Two financings were completed during the prior year, raising a total of $150,000 in working capital, and another financing raised a further $350,000 for use in the Bisoni McKay exploration project. 1.2 million warrants were excercised subsequent to June 30, 2006, with proceeds of $312,000 being allocated to working capital.

With respect to a trend of decreasing product sales over the past few years, the company has been exploring other business opportunities. Subsequent to the reporting period the company announced it had signed an option agreement with a private resource exploration and development company, and had applied to the TSX Venture Exchange for a change of business to pursue this opportunity. (see Subsequent Events). If the application and transaction are accepted, the company intends to pursue other profitable opportunities in this industry. The company intends to continue operation of the Northern Seas Products division in the interim, but to review with company directors and officers, the direction and future of Northern Seas Products with respect to its profitability and economic feasibility.

In respect of the audit committee meeting on February 15, 2006 in which the year-end financial summary was reviewed with the company auditors, management has discussed with the directors of the company the need for increased control measures within the company. The Company plans to address these issues in the upcoming year and has discussed possible solutions with its auditors.

Summary of Securities
100,000,000 common shares without par value are authorized, of which 10,399,967 were issued and outstanding at June 30, 2006. 750,000 shares are held in escrow. On April 9/96 the VSE consented to transfer within escrow to Sidney A. Mann.

Additionally, 1,200,000 warrants for one common share of stock at a price of $0.26 per were outstanding as of the date of this report, expiring on August 11, 2006. These warrants were exercised subsequent to quarter end on August 11, 1006, for total proceeds of $312,000.00. Furthermore, 175,000 warrants for one common share of stock at a price of $1.25 were outstanding, expiring on August 9, 2007 and are still outstanding as of the date of this report.

c) Related Party Transactions
During the period the Company incurred premises rent in the amount of $16,234 (2005 - $14,162) to a company with common directors. The rent is payable on a month to month tenancy.

During the quarter sales commissions included in wages, commissions and contract services expense totalling $7,500 (2005 - $7,500) were paid to a director of the Company for product sales.

During the quarter the Company incurred consulting fees in the amount of $12,000 (2004 - $12,000) payable to a company owned by an officer for administrative services.

d) Due To Related Parties
As of June 30, 2006, $12,160 was owed to a private company controlled by an officer of the company. (June 30, 2006 - $12,160). $1,222 was due to a director/officer of the Company (June 30, 2005 - $1,222). $3,878 (June 30, 2005 – $3,878) was due from a private company controlled by an officer. The amounts do to and from related parties are non-interest bearing and have no specific terms of repayment.

3. EXPLORATION, NEWS RELEASES & MATERIAL CHANGE REPORTS

On January 21 2005, the company requested the TSX Venture Exchange halt trading of the company shares pending an announcement.

On January 27, 2005 the company entered into an option agreement with Vanadium International Corp. (see news release dated January 27, 2005) to acquire 100% of the rights to 19 mining claims covering 392.6 acres, located in Nye county, Nevada, USA. The property is subject to a 2.5-per-cent net smelter royalty to Dennis LaPrairie. Vanadium has held the claims since 1993. Pursuant to the agreement, the company will, upon TSX Venture Exchange approval to exercise the option, pay to Vanadium International Co. $250,000 and issue 2,500,000 shares, and incur $700,000 of exploration work on the property over a three-year period, as follows:

Upon TSX approval, pay $60,000 cash to Vanadium International Co.

In respect of phase I, the company will carry out the following:
i) Pay $90,000 cash to Vanadium International Co.;
ii) Allot and issue to Vanadium. 1.25 million common shares of the company;
iii) Incur and finance expenditures on the property of not less than $150,000.

In respect of phase II, the company will carry out the following:
i) Pay $100,000 cash to Vanadium;
ii) Allot and issue to Vanadium 1.25 million common shares; and
iii) Incur and finance expenditures of not less than $350,000.

In conjunction with this transaction the company has filed with the TSX Venture Exchange a Change of Business, and a filing statement will be submitted by company attorneys.

In addition, on January 27, 2005 the company concurrently proposed a non-brokered financing of 300,000 shares at an offering price of $0.50 cents per share. This private placement was accepted and completed on June 3, 2005.

On April 25, 2005, the company agreed to an amended of the option agreement with Vanadium International Corp. as follows:

a) Reduction of the total amount of common shares transferred to Vanadim International Corp over the three phases from 2.5 million shares to 1.25 million shares, to be held in escrow for a period of three years accordance with the provisions for Value Securities set out in TSX Venture Exchange Policy 5.4 in accordance with Form 5D.

b) Stina shall have the right to purchase the remaining 50% interest in the Property (subject to a 2.5% net smelter interest in favor of Dennis La Prairie) (the "Remaining Interest") during the period ending on the 5th anniversary of acceptance of filing of this Agreement (the "Term") with the TSX Venture Exchange for the purchase price of US$2,000,000 subject to the approval of the TSX Venture Exchange and any applicable securities regulatory authority.

Under this amended agreement, in order to exercise the Option, Stina shall be required to:

(a) upon Regulatory Acceptance of this Agreement pay cash to Vanadium in the amount of $60,000 and incur and fund Expenditures on the Property during the period commencing on the Acceptance Date and ending on or before the first anniversary of the Acceptance Date of not less than $150,000;

(b) carry out in respect of Phase I, the following, provided that Stina may accelerate at its option any or all of the following obligations:

   (i) incur and fund Expenditures on the Property during the period commencing on the first anniversary of the Acceptance Date and ending on or before the second anniversary of the Acceptance Date of not less than $200,000;

   (ii) upon completion of payment of the Expenditures set out in §3(b)(i), pay cash to Vanadium in the amount of $90,000; and

   (iii) upon completion of payment of the Expenditures set out in §3(b)(i), allot and issue to Vanadium, and deliver to Vanadium certificates representing 625,000 Shares, to be held in escrow for a period of three years accordance with the provisions for Value Securities set out in TSX Venture Exchange Policy 5.4 in accordance with Form 5D; and

(c) carry out, after the completion of Phase I, in respect of Phase II, the following:

   (i) incur and fund Expenditures on the Property during the period commencing on the second anniversary of the Acceptance Date and ending on or before the third anniversary of the Acceptance Date of not less than $350,000;

   (ii) upon completion of payment of the Expenditures set out in §3(c)(i), pay cash to Vanadium in the amount of $100,000; and

   (iii) upon completion of payment of the Expenditures set out in §3(c)(i), allot and issue to Vanadium, and deliver to Vanadium certificates representing 625,000 Shares, to be held in escrow for a period of three years accordance with the provisions for Value Securities set out in TSX Venture Exchange Policy 5.4 in accordance with Form 5D. The Shares are to be earned out rateably over a time period equal to the earn out period of the Shares issuable under §(b)(iii).

(d) Stina shall have the right to purchase the remaining 50% interest in the Property (subject to a 2.5% net smelter interest in favor of Dennis La Prairie) (the "Remaining Interest") during the period ending on the 5th anniversary of acceptance of filing of this Agreement (the "Term") with the TSX Venture Exchange for the purchase price of US$2,000,000 subject to the approval of the TSX Venture Exchange and any applicable securities regulatory authority. This purchase option may be exercised by (i) the delivery of written notice to Vanadium of Stina's intention to exercise its purchase option (the "Purchase Option Notice") and (ii) the completion of such purchase within 90 days of the delivery of such notice. Vanadium agrees that it shall not consider any offer from any other party other than Stina unless Stina has either exercised its purchase option or the Term has expired.

On April 21, 2005 (see news release on that date) the company announced that it had entered into stock option agreements with company employees and consultants granting the right and option to purchase 924,994 shares of the company at 38 cents per share exercisable in whole or in part on or before five years from April 20, 2005.

This agreement was amended on May 17, 2005 (see news release on that date) to an option price of $0.50 per share, instead of $0.38.

On May 16, 2005 The company received subscription funds of $80,000 for the excercisement of 500,000 share warrants at $0.16 per share, and these common shares were issued.

On June 3, 2005 the TSX Venture Exchange accepted for filing the company's change of business, which includes the acceptance of the transaction of the option agreement with Vanadium International Co, amended on April 26, 2005 (see above).

On June 3, 2005 the TSX Venture Exchange accepted for filing the company's proposed non-brokered private placement for 300,000 common shares at a price of $0.50 per share, announced on January 27, 2005. The hold period on these shares expires on October 8, 2005.

On June 6, 2005 the common shares of the company resumed trading on the TSX Venture Exchange.

On June 29, 2005 the company hired James Corrigan as its Investor Relations officer and filed his registration with the TSX Venture Exchange. The services agreement with Mr. Corrigan is for a renewable six-month contract at the monthly fee of $4,000. (This contract expires after February 28, 2006, and will not be renewed, at which time Mr. Corrigan will resign as Investor Relations Officer.)

On July 6, 2005 the company announced that it has initiated exploration work on the Bisoni McKay vanadium property in Nevada. (see news release dated July 6/05)

Additionally, the company amended the geological technical report prepared for the company by JA Mine in January and amended in April 2005 as follows:

The technical report initially recommended a phase 1 program budgeted at $217,000 (U.S.) consisting of field mapping, additional sampling and survey control, to be followed by three fences of three diamond drill holes each. This phase was to include metallurgical testwork on surface samples and core from the diamond drilling, estimated to cost approximately $30,000 (U.S.).

These recommendations have subsequently been modified in July, 2005, to a phase 1 program of:

1. one fence of three diamond core holes, totaling approximately 1,000 feet, to be drilled at the northern end of the property to provide information for structural definition and interpretation. The holes will be designed to intersect vanadium-bearing mineralization (vanadium pentoxide, or V2O5) at 100 feet, 200 feet and 300 feet below the surface;
2. 10 to 12 reverse circulation holes totalling 3,000 feet to 3,600 feet, to be drilled outward from the core fence to the north and south; and
3. staking of an additional 17 lode mining claims contiguous with the claims described in the technical report.

The reasons for the modifications are as follows.

1. One fence of core holes will allow definition of the structure and interpretation for subsequent planning of the reverse circulation holes;
2. reverse circulation holes will provide larger samples of the mineralization for metallurgical testing supplementing material from the core holes; and
3. the additional claims will extend coverage to 13,600 feet along strike (north-northeast/south-southwest) and up to 3,000 feet across strike.

All other components of phase 1 remained unchanged, including surface mapping, sampling and detailed map preparation. The cost for this modified phase I was re-estimated at $224,000 (U.S.), plus the additional $30,000 (U.S.) for metallurgical testing.

In July 2005 the company has spent $12,932 (U.S.) on staking the additional 17 claims and has filed the requisite documents with Nye county and the Bureau of Land Management.

On July 14, 2005 the company proposed a non-brokered financing of 200,000 common shares of stock at an offering price of $1.00 per share. The company also proposed that the maximum allowable finder's fee will be paid in either shares or cash. The proceeds will allocated to phase I of the work program on the Bisoni McKay vanadium property. (see news release dated July 14/05)

This private placement was subsequently amended from 200,000 shares to 350,000 units, with each unit consisting of one half a warrant, at an exercise price of $1.25, expiring two years from the date of regulatory acceptance. (August 17, 2007). This private placement was closed on August 17, 2005. The common shares have a four month hold period with ends on December 17, 2005.

In September 2005 the Company contracted Kettle Drilling of Coeur d'Alene, Idaho and drilled 1,024 feet of diamond core drilling on the Bisoni McKay property. Included was a fence of three holes on the north end of the property, immediately adjacent to Vanadium International's second reverse circulation hole drilled in 2004, as well as adjacent to Hecla RC holes BMK 17, 18 and 19 respectively, each of which showed strong grades of V2O5 at various intervals.

Holes were drilled at angles of 45 degrees, 57.5 degrees and 66 degrees to the northwest.

A second fence of two diamond core holes was drilled on the southern end of the property adjacent to Vanadium International's first reverse circulation hole, and also to Hecla's RC holes BMK 6, 7 and 8 respectively. All four of these RC holes showed reasonable V2O5 grade at various intervals. This was the first diamond drilling ever conducted on the property.

Results of this diamond drilling showed very encouraging results from the northern fence, including grads much higher than from any other drilling on the property. (see news release dated October 18, 2005)

The results from the southern fence of diamond drilling were less encouraging. The Company encountered technical difficulties in drilling these two holes and eventually had to abandon the second hole of this fence. The angle of the holes was reduced to 35 degrees from the planned 57.5 degrees to attempt to overcome these difficulties. As a result, the Company believes that it may have overshot the zone of mineralization encountered the year before by Vanadium International in its reverse circulation drilling. At this time the Company released the results of further trench sampling at surface. (see news release dated October 26, 2005)

In November 2005, the Company contracted O'Keefe Drilling of Butte, MT to conduct approximately 3,600 to 4,000 feet of reverse circulation (RC) drilling, stepping out to the north and south of the two diamond drill fences. O"Keefe was the same drilling company contracted by Vanadium International Co to drill two RC holes in November 2004.

10 RC holes were drilled at 45 degrees to the northwest at step out intervals of 210 feet from the two diamond drill fences; 3 holes to the north of the northern fence, 3 to the south of the northern fence, and three holes drilled to the north of the southern diamond drill fence. One RC hole was drilled vertically in Trench ASC50.

Results from the three RC holes stepping out south of the northern diamond drill fence were released on November 29, 2005, and which were very encouraging to the Company. (see news release dated 11/19/05)

On January 11, 2005, the Company announced further drilling results from the northern section of the Bisoni McKay property. (see news release dated January 11, 2005)
These results were from three reverse circulation holes drilled at 210 foot step outs from the diamond drill fence drilled on the northern section in September 2005. Results from these three holes were very encouraging to the Company. The Company has now drilled into the main mineralization zone at the northern end of the claim block over a strike length of approximately 1,300 feet.

On February 8, 2006, the Company announced the completion of Phase I, and that the technical report prepared by JA Mine was being updated. (see news release dated February 8, 2006). At that time the Company also announced the proposed $1.35M USD Phase II for further exploration of the Bisoni McKay property, outlined by JA Mine. Phase II would include further core drilling and reverse circulation drilling totaling over 33,000 feet, metallurgical testing and a scoping study, focusing primarily on the north section of the property, where strong mineralization was encountered in Phase I, and also where mineralization definition was more easily assessed. In this press release the Company also announced the final results of reverse circulation drilling from the Phase I program, from holes drilled south of the northern drilling section, which were received as very acceptable. The Company has initiated plans for financing of this Phase II program.

The Company elected not to renew the Investor Relations contract of James Corrigan after February 28, 2006 when it expired, and Mr. Corrigan resigned at that time as Investment Relations Officer for the Company. Mr. Edward Gresko (President) assumed the investor relations duties from that point forward.

In May 2006 the company received an updated Technical report from JA Mine with recommendations to proceed to Phase II of the exploration of the Bisoni McKay vanadium property in Nevada. This report presented the following conclusions and recommendations in summary:

<u>Conclusions</u>

(i) the results of Phase 1 add substantially to the 2004 exploration results and available historic data and documentation contained in Technical Report 2005, thus confirming that the Bisoni McKay Property is a vanadium prospect of merit on which further exploration and development is warranted, in particular, at Northern Area "A" and Southern Area "C";

(ii) in Northern Area "A", the vanadium mineralization is stratabound and strataform within carbonaceous shale over a strike length exceeding 2,000 ft with much of the former carbonaceous shale oxidized near surface. Overall widths of oxidized and unoxidized zones have not been established but appear to range up to a combined width of 360 ft;

(iii) in Northern Area "A" , the mineralization will probably be up to four times larger than the target of 4.0 and 6.0 million st extending to 150 and 200 ft below the surface, postulated in Technical Report 2005, and over a significantly shorter strike length. The new target can be expressed as 16 million to 24 million st with a grade ranging to 0.5% V_2O_5 for the lower tonnage, and 0.2% V_2O_5 for the higher tonnage, extending to ± 600 ft below surface. The potential quantities and grades within the aforestated range are conceptual in nature since there has been insufficient exploration to define a Mineral Resource, as defined within NI 43-101, on the Bisoni McKay Property;

(iv) in Southern Area "B", the stratabound mineralization intersected in the Woodruff Formation ranged in thickness from 45 to 150 feet along a trend of about 1,100 ft of carbonaceous shale. At the south end of the area at Trench AS50C intersected host rocks have been structurally disrupted in a pattern that has yet to be completely understood;

(v) the existence of a pronounced supergene blanket of vanadium enrichment at and below the redox boundary has not been verified. Most of the vanadium distribution appears to be primary-syngenetic with some minor redistribution/redeposition; and

(vi) the trenches sampled on the area labeled Southern Area "C", indicate the presence of at least 1,200 feet of vanadiferous strata.

Recommendations:

(i) further surface mapping, using the Global Satellite Imagery (GSI) obtained in 2005, as a base. Surface surveying is also recommended to determine extremities of claim boundaries and lay out base and section lines in Northern Area "A" and Southern Area "C".

(ii) drilling 13 core holes and 63 RC holes, totalling 6,530 ft and 24,760 ft, respectively in Northern Area "A".
The combination of core and RC drilling in Northern Area "A" is designed to provide sufficient data for resources to be estimated in compliance with Canadian National Instrument 43-101. The infill drilling within Northern Area "A" will be carried out at approximately 105 ft (± 32 m) centers, over approximately 2,000 ft of strike length, and provide data to ± 600 ft below surface;

(iii) drilling five (5) RC holes at 210 ft centers (± 65 m) as preliminary exploration over 840 ft of strike length in Southern Area "C";

(iv) mineralogical and metallurgical test work on samples collected from core and RC drilling in Phase I. The test work should be carried out on discrete samples from oxidized, transition and fresh rock zones; and

(v) staking

The estimated costs for Phase II are $US1.35 million and the duration is expected to be between six and nine months, subject to availability of drilling rigs.

There has been insufficient exploration to date to define a Mineral Resource on the Bisoni McKay Vanadium Property, and it is uncertain as to whether, or not, the results of further exploration will allow definition of a Mineral Resource on the property.

The updated Technical Report has been submitted to the TSX Venture Exchange for their review and is also available on the Company website at www.stinaresources.com.

On April 6, 2006 the Company announced that it had signed a contract with Hazen research of Colorado for the metallurgical and leach testing of vanadium from core and reverse circulation drilling on the Bisoni McKay property in the fall of 2005. (see news release dated April 6, 2006)
Hazen will carry out mineralogical characterization to determine the mode of occurrence of vanadium, followed by two sets of tests on samples from three zones: the oxidized zone (mudstone), the transition zone (mudstone to carbonaceous shale) and the unoxidized zone (carbonaceous shale). The tests will comprise of:

(i) direct acid leaching with sulfuric acid, at two grinds and at two temperatures, for a total of 12 experiments; and
(ii) roasting experiments, with at least four roasting conditions for samples from each zone, followed by appropriate leaching, either alkaline or acidic, i.e., a minimum of 12 roasting/leaching experiments.

The tests are designed to define the steps and conditions needed to obtain reasonable vanadium extraction and examine the reagent consumptions in leaching and roasting, and thus develop the first stages of a process flowsheet. The metallurgical testing is the start of Phase II of exploration and development of the Bisoni McKay Vanadium Property. The cost of the testing is estimated at approximately $US 49,500, and results are expected in August 2006.

The Company is currently arranging financing for a total of CAD $1.5 Million for the purposes of completing the proposed Phase II program recommended by JA Mine. At the date of this report the financing had not been formally announced.

As of the date of this report, no other third party agreements had been entered into by the Company.

4. SUBSEQUENT EVENTS

The Company awaits the summary report from Hazen Research with respect to the metallurgical tests being conducted as per Phase I & II recommendations.

The Company plans to stake an additional 8 claims on the Bisoni McKay property, immediately adjacent to existing claims.

1,200,000 warrants were exercised at a price of $0.26 per share, for total proceeds of $312,000 on August 11, 2006. These proceeds will be sued for working capital.

The Company reports no other events subsequent to the quarter ending June 30, 2006.

5. OTHER

Additional information relating to the Company's operations and activities can be found by accessing the Company's Annual Information Form filed January 27, 2006, as well as news releases and reports filed on SEDAR at www.sedar.com.

This management discussion may contain forward looking statements based on assumptions and judgments of management regarding events or results that may prove to be inaccurate as a result of exploration or other risk factors beyond its control. Actual results may differ materially form the expected results.

STINA RESOURCES LTD. CORPORATE INFORMATION

Head Office
Ste 13 – 465 King Street East
Toronto, ON M5A 1L6
Contact: Edward Gresko
Tel: (416) 368-2271 Fax: (416) 368-2635
E-Mail: info@stinaresources.com
Websites: **www.stinaresources.com**
www.northern-seas.com
www.petwonder.com

Directors and Officers
Edward Gresko, President/Director
Sidney Mann, Treasurer/Director
Robert Cuffney, Director
George Weinstein, Director
Jim Wall, Secretary/ Controller
Zigurts Strauts, Consultant

Registrar and Transfer Agent
Pacific Corporate Trust Company
625 Howe Street, 10th Floor
Vancouver, BC V6C 3B8

Solicitors
Fang & Associates
Ste 1925 - 700 W. Georgia St.
Vancouver, B.C. V7Y 1A1

Auditors
Dale, Matheson, Carr-Hilton, Labonte, CA's
#1700 – 1140 W. Pender Street
Vancouver, B.C.V6E 4G1

Listing
TSX Venture Exchange
Symbol: SQA
12g3-2(b): 82-2062